CANARY WHARF

GROUP PLC

02 DEC -6 AM 9:15

82-4997

02060249

JRG/AM/2379
27 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
DEC 3 0 2002
THOMSON
FINANCIAL

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to director shareholdings, notification of major interest in shares, special dividend and Annual General Meeting: special business resolutions.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dw 12/19

Canary Wharf Group - Holding(s) in Company

RNS Number:1417D
Canary Wharf Group PLC
30 October 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 30 October 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified by Dresdner Kleinwort Wasserstein Group Limited on behalf of its indirect subsidiary Allianz AG and its other subsidiaries that they had increased their aggregate interest in the ordinary shares of the Company to 27,364,061 (representing 4.69%* of the Company's issued share capital).

Note:

*As at 30 October 2002, the Company had an issued share capital of 583,446,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:3672D
Canary Wharf Group PLC
05 November 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 5 November 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 4 November 2002 Franklin Resources Inc and its affiliates which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc had decreased their interest in the ordinary shares of the Company to 40,504,718 (representing 6.94%* of the Company's issued share capital).

Note:

*As at 5 November 2002, the Company had an issued share capital of 583,446,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Director Shareholding

RNS Number:4464D
Canary Wharf Group PLC
06 November 2002

NOTIFICATION OF DIRECTORS' INTERESTS

On 5 November 2002 George Iacobescu exercised share options over 1,020,000 ordinary shares of 1p in Canary Wharf Group plc ("the Company") at an option price of 79.5 pence per share. Following exercise, 220,000 shares were disposed at £3.83 per share.

George Iacobescu's total holding following this notification is 804,513* representing 0.13%** of the Company's issued share capital.

Note:

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse.

**As at 5 November 2002, the Company had an issued share capital of 583,446,725.

END

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Canary Wharf Group - Director Shareholding

RNS Number:6169D
Canary Wharf Group PLC
11 November 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participatir
Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the

director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

(i) 102

(ii) 99

by the named directors

8. Percentage of issued class£

i. 0.000017%

ii. 0.000016%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1 pence each

12. Price per share

£3.734721

13. Date of transaction

7 November 2002

11 November 2002

15. Total holding following this notification

i. A. Peter Anderson 4,210

ii. George Iacobescu 804,612*

16. Total percentage holding of issued class following this notification £

i. A. Peter Anderson : 0.00072%

ii. George Iacobescu: 0.1379% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 583,446,725 shares of 1 pence each as at 11 November 2002.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Jayne Deegan - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of Notification

11 November 2002

END

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Canary Wharf Group - Director Shareholding

RNS Number:8230D
Canary Wharf Group PLC
14 November 2002

NOTIFICATION OF DIRECTOR'S SHAREHOLDING

On 14 November 2002 Sir John Carter acquired 8,000 ordinary shares of 1p in Canary Wharf Group plc ("the Company") at £2.8325 per share.

Sir John Carter's revised total holding following this notification is 15,576 representing 0.0026%* of the Company's issued share capital.

Note:

*As at 14 November 2002, the Company had an issued share capital of 583,446,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Canary Wharf Group - Result of AGM

RNS Number:8715D
Canary Wharf Group PLC
15 November 2002

ANNUAL GENERAL MEETING: SPECIAL BUSINESS RESOLUTIONS

Copies of the ordinary and special resolutions passed at the Annual General Meeting of Canary Wharf Group plc held on 13 November 2002 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:2775E
Canary Wharf Group PLC
26 November 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 25 November 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 22 November 2002 Deutsche Bank AG and its subsidiary companies had increased their interest in the ordinary shares of the Company to 65,718,435 (representing 11.26%* of the Company's issued share capital).

Note:

*As at 22 November 2002, the Company's issued share capital was 583,446,725 ordinary shares.

END

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